November 30, 2022

Update of the Schedule A of FORM SBSE-A in order to:

- Include Mr. Joe Walsh as Principal. New Head of US Markets of Banco Santander S.A.
- Include Mr. Mike Bagguley as Principal. New Global Head of Markets of Banco Santander S.A.
- Withdrawal of Mr. Jose Manuel Colina as Principal.
- Withdrawal of Mr. Jorge de Gortari as Principal.

Update of the Schedule F of FORM SBSE-A in order to:

- Change the address of the process agent in the United States.